UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934




                                 ARTISOFT, INC.
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                                (Name of Issuer)

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
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                         (Title of Class of Securities)

                                    04314L205
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                                 (CUSIP Number)

                               September 28, 2005
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

              [ ] Rule 13d-1(b)
              [X] Rule 13d-1(c)
              [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.     04314L205
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(1)   Names of Reporting Persons.  I.R.S. Identification Nos. of  Above  Persons
      (entities only):

           Coral's Momentum Fund Management Partners, LLC [61-1415679]

           Coral's Momentum Fund, Limited Partnership [37-1431579]
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(2)   Check  the  Appropriate Box  if  a  Member of  a  Group (See Instructions)
         (a)    [X]
         (b)    [ ]
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(3)   SEC Use Only
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(4)   Citizenship or Place of Organization:   Delaware
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Number of Shares Beneficially Owned by
   Each Reporting Person With:           (5) Sole Voting Power:       2,546,988*
                                             -----------------------------------
                                         (6) Shared Voting Power:             0
                                             -----------------------------------
                                         (7) Sole Dispositive Power:  2,546,988*
                                             -----------------------------------
                                         (8) Shared Dispositive Power:        0
                                             -----------------------------------
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(9)   Aggregate Amount Beneficially Owned by Each Reporting Person:
                   2,546,988*
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(10)  Check if  the  Aggregate Amount  in  Row  (9) Excludes Certain Shares (See
      Instructions):  N/A
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(11)  Percent of Class Represented by Amount in Row (9):  7.0%*
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(12)  Type of Reporting Person (See Instructions):  IA
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*   As of September 28, 2005, Coral's  Momentum  Fund,  Limited  Partnership,  a
Delaware limited partnership (the "Fund") held 2,546,988 shares of common stock, $0.01 par value per share (the "Shares") of Artisoft, Inc., a Delaware corporation. Coral's Momentum Fund Management Partners, LLC, a Delaware limited liability company ("Partners") is the general partner of the Fund. As such, Partners possesses sole power to vote and direct the disposition of 2,546,988 Shares held by the Fund. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Partners is deemed to beneficially own 2,546,988 Shares, or 7.0% of the Shares issued and outstanding as of September 28, 2005.

Item 1(a)  Name Of Issuer:  Artisoft, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:
           5 Cambridge Center, Cambridge, Massachusetts  02142.


Item 2(a) Name of Person Filing: Coral's Momentum Fund Management Partners, LLC and Coral's Momentum Fund, Limited Partnership

Item 2(b)  Address  of  Principal  Business  Office  or,  if  None,  Residence:
           60 South Sixth Street, Suite 3510, Minneapolis, MN  55402.

Item 2(c)  Citizenship:  Delaware

Item 2(d)  Title of Class of Securities: Common Stock, $0.01 par value per share

Item 2(e)  CUSIP No.:  04314L205


Item 3 If This Statement Is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

           Not applicable.


Item 4     Ownership.

         (a)   Amount Beneficially Owned (as of September 28, 2005):  2,546,988*

         (b)   Percent of Class (as of September 28, 2005):           7.0%*

         (c)   Number of Shares as to which such person has:

             (i) sole power to vote or to direct the vote     2,546,988*

            (ii) shared power to vote or to direct the vote           0*

           (iii) sole power to dispose or to direct the
                   disposition of                             2,546,988*

            (iv) shared power to dispose or to direct the
                   disposition of                                     0*


-------------------------
* As of September 28, 2005, Coral's Momentum Fund, Limited Partnership, a Delaware limited partnership (the "Fund") held 2,546,988 shares of common stock, $0.01 par value per share (the "Shares") of Artisoft, Inc., a Delaware corporation. Coral's Momentum Fund Management Partners, LLC, a Delaware limited liability company ("Partners") is the general partner of the Fund. As such, Partners possesses sole power to vote and direct the disposition of 2,546,988 Shares held by the Fund. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Partners is deemed to beneficially own 2,546,988 Shares, or 7.0% of the Shares issued and outstanding as of September 28, 2005.

Item 5.   Ownership of Five Percent or Less of a Class

          Not Applicable.


Item 6.   Ownership of More Than Five Percent on Behalf of Another Person

          Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

          Not Applicable.


Item 8.   Identification and Classification of Members of the Group

          Not Applicable.


Item 9.   Notice of Dissolution of Group

          Not Applicable.


Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      October 3, 2005



                                      By:/s/ Yuval Almog
                                         ---------------------------------------
                                      Name:  Yuval Almog
                                      Title: Managing Member of Coral's Momentum
                                             Fund Management Partners, LLC,  the
                                             general partner of Coral's Momentum
                                             Fund, Limited Partnership


      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)